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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Amendment No. 2

PENN OCTANE CORPORATION
(Name of Issuer)
Common Stock par value $0.01 per share
(Title of Class of Securities)
707573101
(CUSIP Number)
December 18, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	707573101

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Swank Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		1,227,261

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,227,261

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,227,261

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.98%**

12	TYPE OF REPORTING PERSON *(SEE INSTRUCTIONS):

	CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

**	SEE ITEM 4(b).

CUSIP No.	707573101

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Swank Energy Income Advisors, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,227,261

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,227,261

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,227,261

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *(SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.98%**

12	TYPE OF REPORTING PERSON *(SEE INSTRUCTIONS):

	PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

**	SEE ITEM 4(b).

CUSIP No.	707573101

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	The Cushing MLP Opportunity Fund I, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		871,300

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		871,300

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	871,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.7%**

12	TYPE OF REPORTING PERSON *(SEE INSTRUCTIONS):

	PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

**	SEE ITEM 4(b).

CUSIP No.	707573101

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Jerry V. Swank

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		1,227,261

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,227,261

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,227,261

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*(SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.98%**

12	TYPE OF REPORTING PERSON*(SEE INSTRUCTIONS):

	IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

**	SEE ITEM 4(b).

SCHEDULE 13G/A
     This Amendment No. 2 to Schedule 13G (the “Schedule 13G”) is being filed on behalf of Swank Capital, L.L.C., a Texas limited liability company (“Swank Capital”), Swank Energy Income Advisors, LP, a Texas limited partnership (the “Advisor”), The Cushing MLP Opportunity Fund I, LP, a Delaware limited partnership (“Opportunity Fund”, and Mr. Jerry V. Swank, the principal of Swank Capital and the Advisor, relating to shares of common stock, par value $0.01 per share (the “Common Stock”) of Penn Octane Corporation, a Delaware corporation (the “Issuer”).
     This Amendment No. 2 to Schedule 13G relates to the shares of Common Stock of the Issuer purchased by the Advisor through the account of Opportunity Fund and Swank MLP Convergence Fund, LP, a Texas limited partnership ( “Convergence Fund”). The Advisor is (i) the general partner of Convergence Fund and (ii) the controlling member of the entity that controls the general partner and investment manager of Opportunity Fund. Swank Capital serves as the general partner of the Advisor and may direct the Advisor to direct the vote and disposition of the 355,961 shares of Common Stock held by Convergence Fund and 871,300 shares of Common Stock held by Opportunity Fund. The Opportunity Fund holds 871,300 shares of Common Stock for which it may direct the vote and disposition. As the principal of Swank Capital, Mr. Swank, may direct the vote and disposition of the 355,961 shares of Common Stock held by Convergence Fund and 871,300 shares of Common Stock held by Opportunity Fund.
     The reporting persons filed an Amendment No. 1 to Schedule on March 20, 2006. This Amendment No. 2 to Schedule 13G is being filed to include Opportunity Fund as a reporting person.
     This Amendment No. 2 to Schedule 13G is being filed to amend and restate Items 2(a), 2(c), 4 and 10.
Item 2(a) Name of Person Filing.
Swank Capital, L.L.C. (“Swank Capital”), Swank Energy Income Advisors, LP (the “Advisor”), The Cushing MLP Opportunity Fund I, LP (“Opportunity Fund”) and Mr. Jerry V. Swank.
Item 2(c) Citizenship or Place of Organization.
Swank Capital, L.L.C. is a limited liability company organized under the laws of the State of Texas. Swank Energy Income Advisors, LP is a limited partnership organized under the laws of the State of Texas. The Cushing MLP Opportunity Fund I, LP is a limited partnership organized under the laws of the State of Delaware. Mr. Swank is the principal of Swank Capital and the Advisor, and is a United States citizen.

Item 4 Ownership.
(a)	Swank Capital, the Advisor, and Mr. Swank may be deemed the beneficial owners of 1,227,261 shares of Common Stock. Opportunity Fund is the beneficial owner of 871,300 shares of Common Stock.

(b)	Swank Capital, the Advisor, and Mr. Swank may be deemed the beneficial owners of 7.98% of the outstanding shares of Common Stock. Opportunity Fund is the beneficial owner 5.7% of the outstanding shares of Common Stock. These percentages are determined by dividing 1,227,261 and 871,300, respectively, by 15,386,187, the number of shares of Common Stock issued and outstanding as of November 11, 2006, as reported in the Issuer’s Form 10-Q filed November 20, 2006.

(c)	Swank Capital, as the general partner of the Advisor may direct it to direct the vote and dispose of the 355,961 shares of Common Stock held by Convergence Fund and the 871,300 shares of Common Stock held by the Opportunity Fund. As the principal of Swank Capital, Mr. Swank may direct the vote and disposition of the 355,961 shares of Common Stock held by Convergence Fund and the 871,300 shares of Common Stock held by the Opportunity Fund. Opportunity Fund may direct the vote and disposition of the 871,300 shares of Common Stock it holds.
Item 10 Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits Exhibit 1
Joint Filing Agreement dated December 19, 2006, among Swank Capital, the Advisor, Opportunity Fund and Mr. Swank.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 19, 2006

SWANK CAPITAL, L.L.C.
By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member
SWANK ENERGY INCOME ADVISORS, LP
By: Swank Capital, L.L.C., its general partner

By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member
THE CUSHING MLP OPPORTUNITY FUND I, LP
By: Carbon County Partners I, L.P., its general partner
By: Carbon County GP I, LLC, its general partner
By: Swank Energy Income Advisors, L.P., Member
By: Swank Capital, LLC , its general partner

By:	/s/ Jerry V. Swank
Name:	Jerry V. Swank
Title:	Manager

/s/ Jerry V. Swank
Jerry V. Swank

EXHIBIT 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Common Stock, par value $0.01 per share, of Penn Octane Corporation.
     The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
     This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of December 19, 2006.

SWANK CAPITAL, L.L.C.
By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member
SWANK ENERGY INCOME ADVISORS, LP
By: Swank Capital, L.L.C., its general partner

By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

THE CUSHING MLP OPPORTUNITY FUND I, LP
By: Carbon County Partners I, L.P., its general partner
By: Carbon County GP I, LLC, its general partner
By: Swank Energy Income Advisors, L.P., Member
By: Swank Capital, LLC , its general partner

By:	/s/ Jerry V. Swank
Name:	Jerry V. Swank
Title:	Manager

/s/ Jerry V. Swank
Jerry V. Swank